

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2011

Via E-mail
Yin Wang
Chief Executive Officer
Weikang Bio-Technology Group Co., Inc.
No. 365 Chengde Street, Daowai District, Harbin
Heilongjiang Province, People's Republic of China 150020

> **Re:** **Weikang Bio-Technology Group Co., Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 22, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 15, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 21, 2011**
> **File No. 333-165684**

Dear Mr. Wang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, amending your filings, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010
Item 9A. Controls and Procedures
Management's Report on Internal Control Over Financial Reporting, page 51

1. Your disclosure states that disclosure controls and procedures were "adequate" as of December 31, 2010. However, Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures. Please amend your filing accordingly.

2. It does not appear that you have disclosed your conclusion regarding management's assessment of internal control over financial reporting as of December 31, 2010. Refer to Item 308T of Regulation S-K. Please amend your filing to include your assessment.

Signatures, page 63

3. We note the Form 10-K is not signed by your controller or principal accounting officer. If your chief financial officer, Mr. Baolin Sun, was acting as controller or principal accounting officer at the time the Form 10-K was executed, please confirm that he also signed the Form 10-K in the capacity of controller or principal accounting officer. In the alternative, please amend your filing to include the signature of your controller or principal accounting officer. See General Instruction D.2 of Form 10-K.

Form 10-Q for the Quarterly Period Ended June 30, 2011
Item 4. Controls and Procedures, page 10

4. You state that your principal executive and financial officers evaluated your disclosure controls and procedures as of the three months ended March 31, 2011, and not as of June 30, 2011. Please amend your filing accordingly.

Form 10-Q for the Quarterly Period Ended September 30, 2011
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 36

5. We note that your accounts receivable increased from $652K at December 31, 2010 to $6.5 million at September 30, 2011, while the allowance for doubtful accounts increased from $0 at December 31, 2010 to $343K at September 30, 2011. Please provide us with proposed disclosure to be included in future periodic reports explaining why accounts receivable has increased significantly between these periods. In this regard, also address the following in your proposed disclosure:
    *   On page 18, you state "The Company offers credit terms of between 30 to 60 days to most of their customers." Please address whether, and if so, how that timeframe changed during the periods presented. Additionally, please explain the circumstances in which you offer extended credit terms. The current disclosure implies that certain customers have credit terms greater than 60 days;
    *   The aging of your accounts receivable at September 30, 2011; and
    *   The steps you take in collecting accounts receivable and your policy with respect to determining when a receivable is ultimately written off.

6. Please provide us proposed disclosure to be included in future periodic reports addressing the following regarding advances to suppliers:
    *   A summary of their terms;
    *   Why they and other receivables increased from $241K at December 31, 2010 to $5.3 million at September 30, 2011; and
    *   Your accounting policy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact John Krug, Attorney Advisor, at (202) 551-3170 or Jeffrey Riedler, Assistant Director at (202) 551-3862 with questions on comment three. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant